SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891, Israel

July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Christie Wong
Li Xiao

Re:	SHL Telemedicine Ltd. Form 20-F for Fiscal Year Ended December 31, 2023 File No. 001-41641

Ladies and Gentlemen:

SHL Telemedicine Ltd. (the “Company” or “we”) hereby transmits the Company’s response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 1, 2024, regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) filed with the Commission on April 18, 2024. Concurrently with this response letter, the Company is publicly filing with the Commission via EDGAR Amendment No. 1 to the Annual Report on Form 20-F/A (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the Staff’s comments set forth in the Comment Letter.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in bold italics type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

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Item 15. Controls and Procedures
(b) Management's Annual Report on Internal Control over Financial Reporting, page 72

1.
You state that this Annual Report does not include a report of management’s assessment regarding internal control over financial reporting because the company is in a transition period permitted by the SEC for newly public companies. The instructions to Item 308 of Regulation S-K permit the omission until you had filed an annual report with the Commission for the prior fiscal year. You filed an annual report for your fiscal year ended December 31,2022. Please amend your Form 20-F for the fiscal year ended December 31, 2023 to include your Management's Report on Internal Control over Financial Reporting, or advise us otherwise. Also as a related matter, when you amend your filing, please provide updated 302 certifications that properly include paragraph 4(b) and the introductory language in paragraph 4, referring to internal control over financial reporting that are now required.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by (i) including its Management Report on Internal Control over Financial Reporting in Item 15(b) “Management’s annual report on internal control over financial reporting” beginning on page 72 of Amendment No. 1, and (ii) providing updated and revised Section 302 certifications that include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. See Exhibits 12.1 and 12.2 filed with Amendment No. 1. The Company has also re-evaluated its disclosure controls and procedures and related disclosure in Item 15(a) “Disclosure Controls and Procedures” beginning on page 72 of Amendment No. 1 in light of the material weaknesses identified in its Management Report on Internal Control over Financial Reporting and has revised such disclosure accordingly to state that the Company’s management concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described in the Management Report on Internal Control over Financial Reporting.

2.
We note that the Section 906 certifications filed under Exhibits 13.1 and 13.2 refer to the annual report on Form 20-F for fiscal year ended December 31, 2022. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2023. In doing so, please refile the Form 20-F in its entirety, along with updated certifications that are currently dated and refer to the Form 20-F/A.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by (i) providing updated and revised Section 906 certifications that refer to the fiscal year ended December 31, 2023, and (ii) refiling the Form 20-F in its entirety, along with all exhibits, including updated certifications and an accountant consent that are currently dated and refer to the Form 20-F/A.
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We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me at erezna@shahal.co.il  or at (+972) 54-533-3262 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Erez Nachtomy
Erez Nachtomy, Chief Executive Officer

cc: Amir Hai, Chief Financial Officer, SHL Telemedicine Ltd.
Ephraim Friedman, Adv., Goldfarb Gross Seligman & Co.